

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 20, 2017

Akhil Johri
Chief Financial Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, Connecticut 06032

      Re: United Technologies Corporation
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 9, 2017
              File No. 001-00812

Dear Mr. Johri:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Lyn Shenk

              Lyn Shenk
              Branch Chief
              Office of Transportation and Leisure